Exhibit 99.3

TDH Holdings Announces its Annual General Meeting of Shareholders will be Held on October 29, 2025

BEIJING, China, September 5, 2025/PRNewswire/ — TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), announced today that its Annual General Meeting of shareholders (the “AGM”) will be held Wednesday, October 29, 2025 at 9:30 a.m. Beijing time/Tuesday, October 28, 2025 at 9:30 p.m. EDT at Room 1104, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China. Stockholders of record as of the record date, close of business on September 19, 2025 will be entitled to vote at the AGM.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) is a PRC-based company that is an operator and manager of commercial real estate properties. More information about the Company can be found at www.tiandihui.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its annual meeting are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; general risks affecting the commercial real estate industry (including, without limitation, the inability to enter into or renew leases on favorable terms, changes in client preferences and space utilization, dependence on clients’ financial condition, and competition from other developers, owners and operators of real estate); changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the United States and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: tdhpets@163.com

Phone: +86 183-1102-1983